UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

deltathree, Inc.

(Name of Subject Company (Issuer))

D4 Holdings, LLC

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

24783N-10-2

(CUSIP Number of Class of Securities)

D4 Holdings, LLC

349-L Copperfield Blvd. #407

Concord, NC 28025

(704) 260-3304

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications regarding a previously planned, but no longer planned, tender offer by D4 Holdings, LLC (“D4 Holdings”) for all of the outstanding common stock of deltathree, Inc. (the “Company”), as generally described in the letter from D4 Holdings, LLC to the board of directors of the Company dated February 25, 2015 (the “initial proposal letter”) attached as Exhibit 99.1 to a Schedule TO filed by D4 Holdings on February 26, 2015.

On March 26, 2015, D4 Holdings sent to the board of directors of the Company a new letter dated March 26, 2015 (the “revised proposal letter”), which is attached as Exhibit 99.1 hereto. The revised proposal letter reflects the preliminary discussions between D4 Holdings and the board of directors of the Company that led to the withdrawal of the previous tender offer proposal and to D4 Holdings’ revised proposal in which the transaction would be structured as a merger of the Company into a newly-formed acquisition subsidiary of D4 Holdings (“NewCo”). Under the revised proposal, there would be no tender offer. The proposed consideration would be $0.01 per share of the Company’s outstanding and issued common stock held by the shareholders other than D4 Holdings. The proposed consideration is the same amount per share indicated in the initial proposal letter.

The transaction would be subject to, and conditioned upon, among other things, (i) the negotiation, execution and delivery of legal documentation satisfactory to the parties, which would include a definitive merger agreement between NewCo and the Company providing for, among other things, customary representations and warranties, covenants, closing deliveries, closing conditions, indemnification and such other agreements and instruments of transfer as mutually agreed upon by the parties; (ii) required approvals from the respective boards of directors of the Company and D4; and (iii) completion of all required filings with the Securities and Exchange Commission.

The revised proposal is an expression of interest only, and D4 Holdings has reserved the right to withdraw or modify the proposal in any manner.

Exhibit Index

Exhibit	Description

99.1	Letter from D4 Holdings, LLC to the Board of Directors of the Company dated March 26, 2015